EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To Board of Directors

Ovid Therapeutics Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-218167, 333-224033, 333-233101, and 333-237098) on Form S-8 and (No. 333-250054) on Form S-3 of Ovid Therapeutics Inc. of our report dated March 15, 2021, with respect to the consolidated balance sheets of Ovid Therapeutics Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Ovid Therapeutics Inc.

/s/ KPMG LLP

New York, New York

March 15, 2021